Exhibit (a)(3)

TO OUR EVERFLOW PARTNERS...

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) representing $34.6 million at December 31, 2022, an increase of $27.8 million from $6.8 million measured at December 31, 2021. The increase was primarily due to increases in crude oil and natural gas prices and the related upward revisions in quantities of crude oil and natural gas reserves from December 31, 2021 to December 31, 2022. The Company incurred development costs of $158,000 in 2022. Total assets and partners’ equity of the Company at December 31, 2022 amounted to $49.2 million and $26.8 million, respectively.

The Appalachian Basin experienced improved crude oil and natural gas prices during 2022, as compared to recent years. The average price received by the Company per MCF of natural gas was $5.66 in 2022, an increase of $2.38, or 73% from the average price received of $3.28 in 2021. The average price received by the Company per BBL of crude oil was $91.46 in 2022, an increase of $27.00, or 42%, from the average price received of $64.46 in 2021.

The increases in 2022 prices had a positive effect on the Company’s operations. The Company’s crude oil and natural gas sales increased $4.7 million, or 51%, from 2021 to 2022. The Company reported net income of $9.1 million during 2022, an increase of $3.4 million, as compared to a reported net income of $5.7 million in the prior year (GAAP Basis). Net income per limited partnership Unit was reported as $1.70 in 2022, an increase of $0.66 as compared to the $1.04 of net income per limited partnership Unit reported in the prior year (GAAP Basis).

The Company made a $0.50 per Unit cash distribution in April 2023 to all Unitholders of record as of March 31, 2023 after making assessments of projected 2022 net taxable income, Company liabilities associated with operations, an anticipated 2023 Repurchase Right commitment, cash requirements for upcoming drilling and development projects, and other cash considerations.

FINANCIAL REPORT...

Enclosed with this Annual Newsletter is the following financial information:

•         The Company’s audited 2022 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•       “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 24, 2023.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406  ●   (330) 533-2692

2022 Newsletter	April 28, 2023

RESERVES REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2022 Consolidated Financial Report – reference Note 7 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $85.2 million in undiscounted future net cash flows at December 31, 2022, representing $16.05 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $46.6 million at December 31, 2022, which represents $8.78 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2022 is 19 years. The economic lives of the Company’s wells have a range of 0 – 50 years at December 31, 2022.

DIRECT DEPOSIT...

The majority of the Company’s partners are currently setup to have their cash distributions directly deposited into their bank accounts, whereas other partners continue to receive checks. Direct deposit is a safe and convenient way to have your cash distributions deposited directly into your bank account and have the funds available for your use right away, while also eliminating (i) the extra time required for the United States Postal Service to deliver your paper check, (ii) the additional time and effort associated with depositing the check into your bank account once it has been received, (iii) the additional time associated with your bank processing and clearing the check and making the funds available to you. In addition, processing cash distributions via direct deposit is a much more cost efficient process for the Company, as it requires less labor, supplies and postage. We encourage all Unitholders to take advantage of direct deposit for your cash distributions. Unitholders are notified of cash distributions directly deposited via email on the day the distribution is processed. If you are interested in signing up for direct deposit, please contact Sharon Bradley, our Partner Relationship Manager, and she will be happy to assist with getting you setup. Sharon may be reached at the Company’s main phone number – (330) 533-2692 – or by email at sbradley@everfloweastern.com.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406  ●   (330) 533-2692

2022 Newsletter	April 28, 2023

REPURCHASE RIGHT...

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 28, 2023 and June 30, 2023, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2022, as adjusted for cash distributions since that date.

Based on the Company’s audited financial statements (enclosed), the 2023 calculated Repurchase Right Price is $6.36 per Unit calculated as follows:

Total partners' equity at December 31, 2022	$26,825,500

Add:
Standardized Measure of Discounted
Future Net Cash Flows	34,634,000
Tax adjustment	607,000
35,241,000
Deduct:
Carrying value of oil and gas properties
Historical cost	137,061,500
Less Depreciation, Depletion and Amortization	(130,196,600)
6,864,900

Adjusted Book Value	55,201,600
66% of Adjusted Book Value	36,433,000
98.74% Limited Partners' share	35,973,000
Unit price based on 5,243,119 Units	6.86
Less Interim Distributions	(0.50)

Calculated Repurchase Right Price	$6.36

Management of the Company believes that the Repurchase Right Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406  ●   (330) 533-2692